Overseas Shipholding Group, Inc.

666 Third Avenue

New York, New York 10017

June 11, 2012

VIA ELECTRONIC TRANSMISSION

Justin Dobbie

Legal Branch Chief
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Overseas Shipholding Group, Inc.

Registration Statement on Form S-3

Filed February 13, 2012

File No. 333-179495

Dear Mr. Dobbie:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Overseas Shipholding Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, File No. 333-179495 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Tuesday June 12, 2012, or as soon thereafter as practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

(a)    should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)    the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c)    it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/ Morten Arntzen
Name: Title:	Morten Arntzen Chief Executive Officer and President